July 21, 2011

Via Edgar

Lyn Shenk
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E
Washington, D.C. 20549

Re:	Yongye International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 14, 2011
File No. 001-34444
Dear Mr. Shenk:

Yongye International, Inc., a Nevada corporation (the “Company”), is in receipt of the letter issued on July 7, 2011 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”), addressed to Mr. Zishen Wu.

We hereby provide responses to the comments. In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

In view of our responses to the comments set forth in the Staff’s Letter, we do not believe any amendment to our 10-K is necessary at this time.  As requested in the Staff’s Letter, we hereby confirm that we will comply with the comments by including disclosure consistent with our responses below in our future filings with the Securities and Exchange Commission (the “SEC”), including but not limited to our Quarterly Report for the period ended June 30, 2011 (the “Second Quarter 10-Q”) expected to be filed with the SEC on or about August 9, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 3
Employees, page 18

1.	Please tell us why and disclose the number of manufacturing employees decreased from 2009 to 2010 despite the addition of the manufacturing facility in the fourth quarter of 2010.

Lyn Shenk
July 21, 2011

COMPANY RESPONSE:  We are in a very seasonable business where the second and third fiscal quarters represent 70-80% of our annual sales, which causes substantial pressure on manufacturing capacity during these peak seasons. We hired significantly more temporary workers in the peak season of 2010 in order to meet higher levels of demand for our products and the addition of the manufacturing facility, but did not include those temporary workers in the disclosed number of full-time manufacturing employees in our 10-K. In addition, in 2010,  in order to reduce redundancy during our slack season, we restructured our manufacturing workforce and reclassified some full-time employees as temporary workers.  Due to the factors discussed above, in spite of the fact that we added a new manufacturing facility at the end of 2010, the full time employee count in our payroll at year end actually decreased compared to 2009.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Overview, page 50

2.
We note that production capacity was increased upon the completion of the construction of the new facility in the fourth quarter of 2010 and prior to the addition of this facility, your production capacity was 10,000 tons per year for liquid products (per the Form 10-K for the year ended December 31, 2009). Based upon the information reported in the Form 10-Q for the first three interim periods of 2010, you sold 2,141 tons of liquid products in the first quarter of 2010, 8,342 tons liquid products in the second quarter of 2010, and 6,352 tons of liquid products in the third quarter of 2010. Based upon the above, a total of 16,835 tons were sold prior to the opening of the additional facility in the fourth quarter, whereas your production capacity was still only 10,000 tons. Please explain to us the source of the additional products sold.

COMPANY RESPONSE:  Our manufacturing facility utilizes a combination of various batch and line processes with different bottlenecks that present both temporary and long term capacity improvement opportunities. There has been substantial room to exceed the disclosed capacity for certain periods of time.  Please also note that our capacity improvement project undertaken in 2010 for an additional 5,000 ton per annum of liquid products was achieved in early 2010 and we announced it in mid-2010 after confirming that it was sustainable.  In addition we have been able to outsource certain non-proprietary processes during peak seasons to manage our production needs.

Also, the official capacity reported for our factory represents the annual capacity under normal operating conditions, which we consider to be about 300 days of operation, allowing for certain time for weekends, holidays and maintenance. During the past several years, our sales have consistently exceeded our expectations, as evidenced by the frequent revision of our revenue guidance. As a result, our factory has consistently been operating at a higher than normal capacity utilization, especially during peak seasons (i.e. second and third quarters as described above).  To achieve the results that we reported in our Form 10-Q for the first three interim periods of 2010 (and cited above), in peak seasons, our factory was operated without down time for maintenance or weekends/holidays and beyond normal working hours.

Lyn Shenk
July 21, 2011

Net Sales, page 60

3.
Your discussion regarding changes in your operations is overly general despite a significant increase in sales. Since your growth has been attributed to an expansion in your distribution network, increased production capacity, and higher demand, the impact of each of these factors should be discussed. Please significantly expand your discussion on results of operations to discuss the impact of each of these factors as well as quantify the impact of each.

COMPANY RESPONSE: We believe that we have adequately detailed for the reader – consistent with the principles of Item 303 of Regulation S-K, as well as the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 -- that the reported increase in net sales were driven by higher demand for our products, increased penetration into our traditional markets, and the growth of several new markets, and believe that our MD&A provides a narrative explanation of our financial statements that enable investors to see the Company through the eyes of management.

In light of the Staff’s comment and consistent with our confirmation above, however, we will include expanded disclosure regarding the factors affecting our significant growth in the MD&A sections that will be included in our Second Quarter 10-Q and in subsequent filings, including specific and quantified disclosure concerning the expansion in our distribution network, increased production capacity and higher demand with a view towards providing the reader with greater detail regarding of these drivers of our significant growth.

4.
As you generated a material increase in net sales and state that increases in both quantity of product sold (volume) and higher prices resulted in this growth, please disclose and quantify the extent that the increase in net sales is attributable to increase in prices and volume, respectively. Please refer to the guidance in Item 303 (a)(3)(iii) of Regulation S-K and section 501.04 in the Codification of Financial Reporting Releases. Please also note that the example in Section 501.04 quantifies changes in price and volume on revenues from product sold and revise accordingly.

COMPANY RESPONSE:  Our selling price didn’t change in 2010 except for the impact of the purchase of the Hebei customer list.  We will include disclosure in the MD&A sections that will be included in our Second Quarter 10-Q and in subsequent filings in response to the Staff’s comment to quantify the extent to which the increases in net sales were attributable to changes in prices and volume.

5.
We note that the access to lower level distributors obtained as a result of your purchase of the Hebei customer list enabled you to sell products at a higher price. Please tell us why your gross margin did not increase more significantly as a result of this considering this market represents 29% of your total sales.

COMPANY RESPONSE: After our July 2010 acquisition of the customer list from our provincial level distributor in Hebei Province, our selling price was 17.8% higher in Hebei compared to sales in other provinces. Our gross margin did improve from 53.1% in 2009 to 55.5% for the period from July to December 2010.  Also the amortization expense of the customer list is included in cost of goods sold.  Excluding that non-cash factor, our gross margin was 56.9% for the period from July to December 2010.

Lyn Shenk
July 21, 2011

6.
We note that the number of days sales were outstanding was 82 for the three months ended September 30, 2010, a significant increase from the measure for 2009 and 2008 of 17 days and 18 days respectively, and then decreased significantly to 27 days by the end of 2010. Please explain the significant increase in the measure for the three months ended September 30, 2010 and what is meant by “increased efforts in cash collection.” If collection times are longer during the first three quarters and then shorter for the fourth quarter, discuss this trend and the reasons behind the fluctuations. Also in this regard, tell us the typical amount of time between the distributors’ receipt of goods and their delivery to the retail stores.

COMPANY RESPONSE: Our business faces seasonality inherent in the PRC agriculture industry. In general, the second and third quarters are agriculturally active seasons and our strongest quarters. Normally, we give our distributors up to a 6 month credit term. In a typical year for us, we have significant amounts of accounts receivable outstanding at the end of the second and third quarters while our accounts receivable is relatively small at the year end as we do not sell much in the fourth quarter and focus significantly more on collection. Strong seasonality and the methodology of DSO calculation make third quarter DSO and full year DSO not very comparable.

In 2010, as our business continued to grow substantially, we started to put more emphasis on cash management and in particular collection of accounts receivable. We had more frequent communications with distributors on payment schedules and required our sales force to spend more time on collections.

In general, there are several layers of distributors (provincial level, county level and retail stores) in our business as the PRC agriculture industry is very fragmented and distribution infrastructure less mature compared to more developed countries. We do not manage the process of retail store ordering from county level and county level ordering from provincial level distributors. Based on our observation, the time it takes from receipt of our products by our provincial distributor to delivery to retail stores in villages can be as quickly as a couple of weeks and can be over a month as well, depending on how retail stores and county distributors order from their higher level distributors.

Lyn Shenk
July 21, 2011

Liquidity and Capital Resources, page 65

7.
Please discuss the capital resource commitment that will be necessary to pursue your vertical integration strategy (explore, develop, and produce lignite coal resources) and the expected source of such funds. Also discuss the expected impact the integration (mining versus purchasing your raw materials) will have on your operations.

COMPANY RESPONSE: The consideration for the lignite coal resource project (RMB 240m or USD$35m) has been almost fully paid by the Company, with approximately RMB 14.2 million, or USD$2 million, left. According to preliminary third party analysis, the lignite coal resource of the project we are acquiring is at surface level and the “open pit” mining method is recommended, hence we do not expect significant additional capital investment needed. Also, our new manufacturing facility was built near the coal resources, minimizing future shipping expense. We estimate that our previous humic acid supplier’s profit margin is between 20%-30%. Humic acid accounts for over 50% of our cost of goods sold and is derived from lignite coal. We believe that our gross margin will show incremental improvement if we start to use our own coal in future. Accordingly to the preliminary third party analysis, the lignite coal resource project we are acquiring has over 40 million cubic meters of lignite coal. We estimate that it will meet our needs for at least 8-10 years. We will include disclosure in the MD&A sections that will be included in our Second Quarter 10-Q and in subsequent filings in response to the Staff’s comment to discuss the effects of using our own coal on our operations.

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-10

8.
Please describe to us in detail the nature of your relationship with each of your five major distributors. Tell us how each relationship does not meet the related party criteria outlined in ASC 850-10-20. Include in your description information about each distributor, including whether they have physical facilities or employees. Also tell us what portion of their business you comprise.

COMPANY RESPONSE: The nature of the relationship between us and our five major distributors is solely the sales of our products. All of our major distributors have their own physical facilities, sales network and employees for the resale of our products.  In addition, our major distributors have sufficient capital to finance their activities without additional subordinated financial support provided by us.

The table below summarizes certain information of our five major distributors for the fiscal year of 2010. The percentages of our products sold by the distributors to the total distributor’s sales are estimated based on our discussion with the distributors.

Lyn Shenk
July 21, 2011

Name of Distributor	Location	Percentage of our products sold by the distributor to total distributor’s sales
Shenzhen Jiuzhoufangyuan	Shenzhen, Guangdong	over 50%
Hebei Wansheng (former provincial distributor)	Hebei	No business transactions after July 2010
Jinan Nongxiang	Jinan, Shandong	over 50%
Bameng Jingshirong	Inner Mongolia	Less than 20%
Shijiazhuang Jichuang	Shijiazhuang, Hebei	over 50%

We had determined that each of our distributors did not meet the definition of a related party as outlined under ASC 850-10-20 as follows:

➢	The distributors are not our affiliates;

➢
We hold no equity interests in our distributors nor have we provided any short or long term loans or advances to the distributors.  In addition, none of our employees (including our management and their immediate family members) holds any equity interests in our distributors;

➢	We have no trust arrangement with our distributors, including the pension and profit-sharing trusts that are managed by or under the trusteeship of our management;

➢
None of our employees and their immediate family members are owners of our distributors or related to the distributors’ principal owner nor were involved in the initial establishment of the distributors;

➢	None of our employees and their immediate family members (including our management and family members) holds any management or directorship positions with the distributors;

➢	We do not control and cannot significantly influence the management or operating policies of our distributors; and

➢	The distributors have no significant influence on our management or operating policies.

Lyn Shenk
July 21, 2011

9.
We note that revenue is recognized upon delivery of products to the distributors and not when it is sold to the retail stores or end users. Please tell us how you have determined that the timing of the recognition is appropriate and in accordance with ASC 605-15-25- 1.

COMPANY RESPONSE: For fiscal years ended December 31, 2008, 2009 and 2010, we recognized revenue from the sale of our products to our distributors in accordance with Staff Accounting Bulletin Number 104, as described below:

➢	Persuasive evidence of an agreement with the distributor exists which is evidenced by signed sales contract from the distributors;

➢
Delivery of the products has occurred (at the distributors’ location) and accepted by the distributors, which was evidenced by goods receipt notes signed by the distributors. According to the sales contracts between us and our distributors, title of our products passed to the distributors upon the issuance of the goods receipt notes and the distributors have no rights to return the products (other than for defective products). After the goods receipt notes are signed, we have no remaining obligations that affect the distributors’ acceptance of our products. Further, we have no control over the business activities of the distributors and have no obligations for future performance to bring about the resale of the products;

➢
The selling price, which is specified in the distributors’ sales contract, is fixed. Under the sales contract, upon the sale of our products to the distributors and the issuance of the good receipts notes, we have the legal enforceable right to receive full payment of the sales amount.  The distributors’ obligation to pay us is not dependent on the distributor selling the products or collecting cash from their customers (or end users). That is, the distributor is obligated to pay us at the time of delivery and acceptance and such obligation is not contingent on resale of the product. In addition, the distributor obligation to pay us is not affected in the event of theft or physical destruction or damage of the product.  Finally, we offer no price protection or other forms of price rebates; and

➢
Collectability at time of delivery for sales is reasonably assured.  During each of the three years ended December 31, 2010, we had determined that the collectability of sales was reasonably assured at the time delivery and the issuance of the goods receipt notes. Our determination that the distributors had the ability to meet their financial obligations included an evaluation of the distributors’ financial position and creditworthiness and the fact that we were not aware of any distributor that was in financial difficulties which could result in the distributor not honoring the commitment to make payments. During the past three years, we collected cash on all of our sales to distributors and experienced no bad debts.

Lyn Shenk
July 21, 2011

In addition, through the terms of our sales contracts and as a matter of existing practice, we do not allow the distributors the right to return the products after the products are delivered to and accepted by the distributors. Historically and for each of the years in the three-year period ended December 31, 2010, there has been no product return other than for defective products, which was immaterial. Accordingly, we determined that our existing revenue recognition policy as outlined above is also consistent with the guidance contained in ASC 605-15-25-1.

Note 8. Intangible Asset, page F-16

10.
We note that the purchased list of sub-provincial and regional distributors is being amortized over a period of nine years. Please discuss the appropriateness of this life considering you usually sign three year contracts with distributors.

Furthermore, as your intangible assets before this customer list acquisition was immaterial in amount, it does not appear that your own experience in renewing or extending contractual periods in similar arrangements provides adequate historical information, we are unclear on how you determined that a nine year period is the appropriate amortization period. Your response and note disclosure should provide an analysis of the factors and assumptions for your estimate. Refer also to the guidance in ASC 350-30-35-3.

COMPANY RESPONSE:  We determined that a nine-year period to amortize the purchased list was appropriate and consistent with the period of expected cash flows used to measure the fair value of the purchased list that was performed by an independent valuation firm based on an income approach.  In addition, we also considered the following factors contained in ASC 350-3-35-3 in determining that no adjustments should be made to the period of expected cash flows of the purchased list:

➢
The expected use of the asset by the Company.  Based on our experience and practice, the attrition rate of our distributor customers was low. In determining the useful life of customer list, we assumed that all of the sub-provincial distributors in the customer list will stay for the first two to three years starting from 2010, and we expect to renew two three-year contracts with most of them in future, and therefore, our business relationships with these sub-provincial distributors will be diminished in 8 to 9 years.  In the second half year of 2010, after acquisition, we renewed the sales contracts with several distributors (other than Hebei) without significant costs incurred;

➢
There are no legal, regulatory, or contractual provisions other than the contract terms as discussed above that may limit the useful life of the customer list.  No significant costs would be incurred when renew the sales contracts with these sub-provincial level distributors;

➢	Reference to the practices in the market on the useful life of customer list of between 5 to 15 years in China;

Lyn Shenk
July 21, 2011

➢
The effects of obsolescence, demand, competition and other economic factors were determined to be minimal.  In particular, we expect no changes in the use of the current distribution channels for the sale of our products to end users; and

➢	The level of maintenance expenditures required to obtain the expected future cash flows from the customer list is expected to be minimal.

In light of the Staff’s comment, we will include expanded disclosure in subsequent financial statements filings, beginning in our Second Quarter 10-Q, regarding the analysis of the factors and assumptions used in determining the estimated useful life of the purchased list.

Note 23. Concentrations and Credit Risks, page F-27

11.
We note that the amount of sales for your five largest customers as presented in each Form 10-Q for the first three quarters of 2010 totals more than the amount reported for the year ended December 31, 2010 reported in this Footnote. Please reconcile this discrepancy.

COMPANY RESPONSE: Some of the top five customers in different quarters are not the same as those on a full year basis. Please see table below for clarification.

Lyn Shenk
July 21, 2011

(in USD million)	1st Quarter 2010	2nd Quarter 2010	3rd Quarter 2010	4th Quarter 2010	2010 10-K
Shenzhen Jiuzhoufangyuan	5*	19*	4	5	33*
Hebei Wansheng	5*	28*	-	-	33*
Jinan Nongxiang	3*	9*	7*	1	20*
Bameng Jingshirong	2*	11*	4	2	19*
Shijiazhuang Jichuang	-	-	15*	-	15*
Hubei Chunhuaqiushi	4*	2	2	1	9
Shenyang Tailai	1	8*	5*	1	15
Henan Ennong	-	-	7*	2	9
Anhui Danong	-	-	5*	1	6
Other distributors	5	12	23	15	55
Total sales	25	89	72	28	214

Top 5 distributors’ sales as disclosed in Form 10-Q	19	75	39	N. A.	120
_____________________________
 * Top 5 distributor for such period

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning our responses above, or desire any further information or clarification in respect of the 10-K, please do not hesitate to contact Mitchell S. Nussbaum, Esq. of Loeb & Loeb LLP, counsel to the Company at (212) 407-4159, Norwood Beveridge, Esq., of Loeb & Loeb LLP at (212) 407-4970, or Daniel Reichman, Esq., of Loeb & Loeb LLP at (212) 407-4179.

Sincerely,
/s/ Sam (Yue) Yu
Sam (Yue) Yu
Chief Financial Officer